EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For August 26, 2002

BBVA Banco Francés S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Reconquista 199, 1006
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BBVA BANCO FRANCÉS S.A.

TABLE OF CONTENTS

RESOLUTIONS VOTED WITH RESPECT TO EACH ITEM OF THE AGENDA OF THE ORDINARY AND EXTRAORDINARY STOCKHOLDERS' MEETING OF BANCO FRANCES HELD ON AUGUST 7, 2002, IN BUENOS AIRES, ARGENTINA

Item 1: Election of two stockholders to approve and sign the minutes of the Stockholders' Meeting.

Mr. Juan Duggan and Mr. Gotardo Pedemonte were appointed to approve and sign the minutes of the Stockholders' Meeting.

This resolution was approved and obtained:

Votes in favor:	174,540,532	99.9460%
Votes against:	3,300	0.0019%
Abstentions:	91,053	0.0521%

Item 2: Capital increase up to a face value of Pesos $ 1,250,000,000, by subscription of common, book entry shares, entitled to one vote per share and a face value of one peso each, including, without limitation, the same dividend rights as those of same class shares outstanding at the time of issue, subject to the following conditions:
(a) The new shares may be paid in (i) cash; and/or (ii) dollar-denominated Subordinated Bonds, issued by the Company, due on 31 March 2005; and/or (iii) Loans granted by Banco Bilbao Vizcaya Argentaria, S.A. to BBVA Banco Francés S.A, pursuant to the Shareholders' Meeting resolution. All three cases (i), (ii), (iii), (the "Eligible-Assets"), should be subject to the authorization of the pertinent Regulatory Authorities.
(b) Agreeing on the parameters to determine: (i) share issue premium; (ii) Board of Directors' valuation of Eligible Assets; and (iii) the exchange ratio, i.e. the class and amount of each

Eligible Asset required to pay in each new share, and for this purpose, the parameters to establish the applicable exchange rate in case of foreign currency denominated Eligible Assets. The Board of Directors proposes that the share issue premium, if any, be established by the Board, by delegation of authority of the Shareholders' Meeting. However, the share issue premium should not exceed the required amount so that the face value of the new shares plus the share issue premium do not exceed the weighted average of the Company's shares listed on the Buenos Aires Stock Exchange (*Bolsa de Comercio de Buenos Aires*) during five stock exchange business days prior to the date on which the subscription price is fixed. At no time may said subscription price be fixed for a date that exceeds the fifth business day after the start of the subscription period. If the above listed weighted average is equal to or lower than Pesos $ 1.00, no share issue premium shall be fixed.
(c) Application for a public offer of shares to be issued in the Republic of Argentina and listed on the Buenos Aires Stock Exchange *(Bolsa de Comercio de Buenos Aires)*. Authorization for the Board of Directors to apply to the Securities and Exchange Commission in order to obtain the approval for a public share offering in the United States of America, and listing of these shares on all stock exchanges and markets that it may deem advisable, including, without limitation, New York Stock Exchange, if it deems it pertinent.
(d) Delegation on the Board of Directors of the pertinent authority to: (i) determine: (1) the number of shares required to subscribe a new share; (2) the minimum number of shares to be subscribed; (3) the time and manner of issue, and payment terms; (4) the share issue premium, if any, within the parameters established by the Shareholders' Meeting and the subscription price (which shall be equivalent to the face value, plus, if any, the share issue premium); (5) the value of the Eligible Assets; and (6) the exchange ratio within the

parameters established by the Shareholders' Meeting, and the applicable exchange; (ii) to effect one or more issuances within two years of the date of the Shareholders' Meeting, and to determine the amount of the issuance in each instance, it being possible to decide on the issue of only part of the authorized maximum amount; (iii) determine the other conditions of the issuance; (iv) submit a report on the total amount subscribed and close down the sale of further shares, even without having issued the maximum total amount of capital determined by the Shareholders' Meeting; (v) place any non-subscribed remaining new shares, in the private or public offer, after the pre-emptive and accretion rights have been exercised; and decide on the cancellation of these remaining new shares; (vi) carry out any and all required acts in order to implement the resolutions adopted and to make any amendments that may eventually be suggested by regulatory authorities and/or self-regulating authorities in connection with the capital increase; and (vii) confer any authority conveyed by the Shareholders' Meeting to any persons appointed for this specific purpose.

(e) The final application of the new shares subscribed shall be working capital.

It was approved: a) the general terms and conditions mentioned in Item 2, keeping on record that the parameters to determine share issue premium will be those set by the agenda; b) the valuation of the eligible assets to be done according to one of the following methods: (i) nominal value (capital plus interest accrued) for eligible loans, given that these loans become due by the time the subscription period starts and (ii) in the case of subordinated debt, market price (considering the latest quotations on different securities exchange markets), or price of comparable assets (considering the market price of debt securities of financial entities or comparable companies, which are publicly traded), or future cash flows discount (the future cash flow to be generated under the securities will be discounted at a discount rate that will be based on public market returns of comparable debt securities with similar duration, issued by corporations, financial institutions and/or sovereigns); c) to delegate to the Board of Directors all necessary powers in order to determine the exchange ratio, according to the valuation of the eligible assets and the subscription price (including, if applicable, the share premium. The exchange rate applicable in case of foreign currency denominated assets will be the free purchase exchange rate in New York publicly informed by Bloomberg or Reuters Agency corresponding to the immediate day before the subscription price is to be fixed; and d) to delegate to the Board of Directors the power to determine which of the loans granted by Banco Bilbao Vizcaya Argentaria S.A. could eventually qualify as eligible assets. The Board of Directors will publicly inform such determination before the subscription period starts.

Votes in favor:	174,403,454	99.8675%
Votes against:	118,887	0.0681%
Abstentions:	112,544	0.0644%

Item 3: Reduction of the time allowed to exercise pre-emptive and accretion rights to ten (10) days.

This resolution was approved and obtained:

Votes in favor:	174,421,027	99.8775%
Votes against:	98,583	0.0565%
Abstentions:	115,275	0.0660%

Item 4: Consideration of Board of Directors' fees for a total amount of 1,499,428 pesos for the fiscal year ended 31 December 2001, which showed a loss according to the

Argentine Securities Commission *(Comisión Nacional de Valores)* regulations.

This resolution was approved and obtained:

Votes in favor:	165,116,855	94.5498%
Votes against:	5,078,138	2.9079%
Abstentions:	4,439,892	2.5424%

Item 5: Appointment of the auditors.

It was approved: a) to appoint Deloitte & Co. S.R.L. as the Bank's independent accountant for auditing the Bank's financial statements as from October 1st, 2002, and b) to continue with Pistrelli Díaz & Asociados for auditing the Bank's financial statements until September 30th, 2002, with the corresponding reports.

Votes in favor:	174,476,647	99.9094%
Votes against:	34,086	0.0195%
Abstentions:	124,152	0.0711%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

Dated: August 26, 2002

By: ______________________

Name: María Elena Siburu de López Oliva

Title: Investor Relations Manager